TATA

02049502

Fax : 001-202-942-9634

RECD S.E.C.

August 22, 2002

File No.82-3768

AUG 2 6 2002

1086

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"Pursuant to clause 36 of the Listing Agreement with The Stock Exchange, Mumbai, we would like to inform you that the Company has signed an agreement with its Depository for GDR holders, Citibank N.A. for Two-way Fungibility of GDRs with Ordinary Shares of the Company as permissible under the notification issued by the Reserve Bank of India dated February 13, 2002 offering foreign investors the aforesaid facility.

The scheme is operational with effect from August 23, 2002. For operational guidance, Citibank N.A., Custodian may be contacted at the following address:-

Ramnord House
77, Dr Annie Besant Road
Worli, Mumbai 400 018"

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 2867244 or by facsimile at (91-22) 2042408 if you have any questions or require additional information.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Yours faithfully,
Tata Engineering and Locomotive Co. Ltd.

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

mrd:stock:2wayfungibility

Santiago. Chile, october 21, 2002

President of SECURITIES AND EXCHANGE COMMISION
Private Cabinet
450 Fith Street NW
Washington D.C. 20549
U.S.A.

Dear Mister President,

I have been for thirty years of the Society, a shareholder Safeway Stores Inc., for 10 years I don not received communication neither dividend of this society. After many letters they responded me that it claimed my actions in the Department of Lost Good, I add copies of said letter. This Office manifestad me that actions do not exist to my name in her. It is my actions of Safeway Stores Inc so., they have strayed. Therefore I claim of it and I request an investigation on the matter.

He/She greets him sincerely,

RENE CORREA BORQUEZ
Lawyer
The Tamarugo N° 1496
The Counts, Santiago
CHILE

Date: 10/10/2001

STATE CONTROLLER'S OFF.
BUREAU OF UCP

2001 OCT 30 PM 2:10

According to their letter property you go number: 009398322 BORQUEZ RENE CORREA accompanies the following documents to end that I am returned the sume of $45.50 de sefeway stores inc.

This documents are:

- copy of it licenses of drivig
- the confirmation of the name and the number of the Public Health
- identification card of identity
- patent of lawyer
- three receipes of contribution of

in grouper of that exposed to you i ask to return and to send me it with $45.50